Form A Schedule B Section II re Q13A

Detailed information in relation to "Yes" responses to Q13A:

13A Does the applicant have any arrangement with any other person, firm, or organization under which any books or records of the applicant are kept, maintained, or audited by such other person, firm or organization?

EDGAR only allows for 4 arrangements to be keyed directly - the arrangements marked with * are input directly on EDGAR, with additional arrangements to be uploaded as pdf file "brhc10030215_schbsec2-13a".

In addition, EDGAR does not allow for the information in column L to be keyed directly ("Nature of Agreement with Respect to Books and Records") and therefore these 4 marked arrangements are also listed in the pdf file with this information, as well as the arrangements not keyed on EDGAR.

Relates to Question No.	Firm or Organization Name	SEC File Number	CRD Number	NFA Number	IARD Number	UIC Number	CIK Number	Business Address	Effective Date (MM DD YYYY)	Termination Date (MM DD YYYY)	Nature of Agreement with Respect to Books and Records[1]
13A	Nomura Financial Products Europe GmbH*	-	-	-	-	5493002XYZZ0CGQ6CB58	-	Rathenauplatz 1, 60313 Frankfurt am Main, Germany	02 14 2019	N/a	Books and records relating to activity by designated APs.
13A	Nomura Global Financial Products Inc*	008-69208	-	0443849	-	0Z3VO5H2G7GRS05BHJ91	0001564206	Worldwide Plaza 309 West 49th Street New York, NY 10019-7316	03 04 2016	N/a	Books and records relating to activity by designated APs.
13A	Nomura Securities Co., Ltd.*	002-36046	-	0422404	-	XPSKD1VTEQPKCHBEKQ95	-	1-13-1 Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	03 04 2016	N/a	Books and records relating to activity by

[1] **CANNOT BE KEYED DIRECTLY TO EDGAR AND THEREFORE THESE ARRANGEMENTS ARE ALSO LISTED IN THE PDF FILE WITH THIS INFORMATION**

											designated APs.
13A	Nomura Securities International, Inc.*	008-15255	-	0089946	-	OXTKY6Q8X53C9ILVV871	0000072267	Worldwide Plaza 309 West 49th Street New York, NY 10019-7316	03 04 2016	N/a	Books and records relating to activity by designated APs.
13A	Nomura International (Hong Kong) Ltd	-	-	0520144	-	549300228WV14OKZYD84	-	30/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	03 04 2016	N/a	Books and records relating to activity by designated APs.
13A	Nomura Singapore Limited	-	-	-	-	5493002W629SO69TA530	-	10 Marina Boulevard, Marina Bay Financial Centre Tower 2, #36-01 Singapore 018983	03 04 2016	N/a	Books and records relating to activity by designated APs.
13A	Nomura Investments (Singapore) Pte. Ltd.	-	-	-	-	549300S6ONUHIO7CPV56	-	10 Marina Boulevard, Marina Bay Financial Centre Tower 2, #36-01 Singapore 018983	10 19 2021	N/a	Books and records relating to activity by designated APs.
13A	Nomura Special Investments Singapore Pte Ltd	-	-	-	-	5493002GOUSAKI4HLJ49	-	10 Marina Boulevard, Marina Bay Financial Centre Tower 2, #36-01 Singapore 018983	10 19 2021	N/a	Books and records relating to activity by designated APs.
13A	Nomura Bank (Switzerland) Ltd	-	-	-	-	549300FPTTLE2R9UEE81	-	Kasernenstrasse 1, 8004 Zurich, Switzerland	03 25 2021	N/a	Books and records relating to activity by designated APs.

13A	Nomura Australia Limited	-	-	-	-	549300W23MQR2V0LXU65	-		Level 41, Governor Phillip Tower, 1 Farrer Place, Sydney, N.S.W. 2000, Australia	03 04 2016	N/a	Books and records relating to activity by designated APs.
13A	Nomura Financial Investment (Korea) Co., Ltd.	-	-	0491682	-	549300BYOD6JPDH1Y529	-		17th FL, Seoul Finance Center, 136 Sejong-daero, Jung-gu, Seoul 04520, Korea	10 12 2021	N/a	Books and records relating to activity by designated APs.
13A	Nice Actimize	-	-	-	-	-	-		221 River St, 10th Floor, Hoboken NJ 07030	03 31 2011	N/a	Books and records relating to counterparty identification and Know Your Client processes conducted by the applicant.
13A	DTCC Derivatives Repository Ltd.	-	-	-	-	-	-	CIK 0001655167	55 Water Street, New York, 10041	11 24 2011	N/a	Books and records relating to trade affirmations and electronic confirmations for transactions executed by the applicant.
13A	MarkitSERV Limited	-	-	-	-	549300FSLUWD8ETI2P24	-		London Fruit & Wool Exchange 1 Duval Square, London, E1 6PW	04 08 2015	N/a	Books and records relating to trade affirmations

										and electronic confirmations for transactions executed by the applicant.
13A	Nomura Structured Finance Services Private Limited	-	-	-	-	335800EMP7XAIJZHJX61	-	Nomura Building Off High Street Hiranandani Business Park, Powai, Mumbai 400 076, India	10 13 2008	N/a	Books and records relating to activity by designated APs.
13A	BANQUE NOMURA FRANCE	-	-	-	-	969500Q9WTBUFNINDC18	-	7 place d'Iéna, 75773 PARIS CEDEX 16 France (BNF)	02 01 2023	N/a	Books and records relating to activity by designated APs.
13A	INSTINET LLC	-	-	-	-	549300MGMN3RKMU8FT57	-	Worldwide Plaza, 309 West 49th Street, New York, NY, 10013, United States	03 01 2024	N/a	Books and records relating to activity by designated APs.